Paul Hastings
ATTORNEYS

Paul, Hastings, Janofsky & Walker LLP
875 15th Street, N.W. • Washington, DC 20005
telephone 202 551 1700 • facsimile 202 551 1705 • www.paulhastings.com

Atlanta
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(202) 551-1817
farrahshort@paulhastings.com

December 13, 2007 32724.00020

EXEMPTION FILE NUMBER: 82-34717

BY HAND DELIVERY

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, including the exhibits attached hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign private issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the month of November 2007, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing an English translation or English summary of each of the documents listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph b(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section

18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Respectfully submitted,

Farrah C. Short

Farrah C. Short
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi (w/o enclos.), Yamaha Corporation

LEGAL_US_E # 74924030.9

Schedule 1

Information Published, Filed or Distributed during November, 2007

1. Analyst and Investor Briefing on the First Half of the Fiscal Year ending March 31, 2008 (FY2008.3) (Exhibit 1)

2. Correction to Annual Report (*Yukashoken Hokokusho*) for the 183rd financial year ended March 31, 2007, submitted on June 27, 2007 (Exhibit 2)

3. Corporate Governance Report revised on September 30, 2007 (Exhibit 3)

Exhibit 1

Analyst and Investor Briefing on the First Half of the Fiscal Year Ending March 31, 2008 (FY2008.3)

November 1, 2007

YAMAHA CORPORATION

Overview of Performance in the First Half YAMAHA

First Half Results

- Sales and operating income exceeded previous projections (made on August 1) and were higher than the same period of the previous year.
- Net sales were generally in line with previous projections. They increased by 6.1% (¥16.2 billion) compared to the same period of the previous year, chiefly due to the focus on musical instrument sales. Discounting the impact of exchange rates, actual sales rose by 2.7% (¥7.2 billion).
- Operating income exceeded previous projections by 21.7% (¥3.8 billion) and increased by 53.9% (¥7.5 billion) year-on-year. The impact of exchange rates was +¥1.2 billion compared to previous projections and +¥5.1 billion compared to the same period of the previous year.
- Net income was higher year-on-year due to gain on sale of shares in Yamaha Motor Co., Ltd.
- Excluding the impact of exchange rates and inventory increases resulting from postponement of the handover of electronic metal products business originally scheduled for September 30, inventories at the end of the first half were broadly in line with previous projections. Inventories increased slightly year-on-year.

2Q Results

- Second quarter sales and income exceeded previous projections and were higher than the same period of the previous year. In the musical instruments and metallic molds and components businesses, sales and operating income exceeded both last year's results and previous projections. In the electronic equipment and metal products business, operating income was up year-on-year and against previous projections.
- Handover of four resort facilities was completed on October 1. Electronic metal products business is scheduled for handover on November 30, two months later than initially planned (the delay will have no impact on consolidated financial results).

Performance in the First Half of FY2008.3

YAMAHA

➢ Net sales and operating income were higher than the same period of the previous year and exceeded previous projections

(Billions of yen)

	FY2007.3 (1H)	FY2008.3 (1H)	Change from same period of previous year	FY2008.3 (1H) previous projections	Change from projections	2Q Results
Net sales	264.5	280.7	+6.1%	280.5	+0.1%	145.5
Operating income (Operating income ratio)	13.8	21.3 (7.6%)	+53.9%	17.5	+21.7%	14.0
Recurring profit (Recurring profit ratio)	22.9	21.6 (7.7%)	-5.8%	17.0	+27.1%	14.1
Net income (Net income ratio)	17.5	30.8 (11.0%)	+76.3%	30.0	+2.7%	7.6
Equity Method Income	10.2	0.1		0		0.1

Currency Exchange Rates

		FY2007.3 (1H)	FY2008.3 (1H)	FY2008.3 (1H) previous projections	2Q Results
Net sales	US$	115	119	118	118
	EUR	146	162	159	162
Operating income	US$	115	120	117	119
	EUR	140	158	155	160

Performance by Business Segment in First Half of FY2008.3

YAMAHA

Net Sales



Recreation & others
Lifestyle-related products
Electronic equipment & metal products
AV/IT
Musical instruments
264.5
22.3
22.5
27.5
34.9
157.4
280.7 (+6.1%)
25.4 (+13.9)
22.9 (+1.8)
27.9 (+1.3)
33.7 (-3.2)
170.8 (+8.6)
280.5 (+0.1%)
24.2 (+5.0)
23.9 (-4.2)
28.2 (-1.1)
34.8 (-3.2)
169.4 (+0.8)
FY2007.3 (1H)
FY2008.3 (1H)
FY2008.3 (1H) (previous projections)

Figures in parentheses represent changes from the previous period or from previous projections

Impact of exchange rates
Year-on-year: + ¥9.0 billion (musical instruments + ¥7.0 billion, AV/IT + ¥2.0 billion)
Versus previous projections: + ¥2.5 billion (musical instruments + ¥1.9 billion, AV/IT + ¥0.6 billion)

Operating Income



(Billions of yen)
13.8
0.4
2.2
0.7
11.0
-0.5
21.3
0.3
0.3
1.8
0.8
18.0
17.5
0.2
0.5
0.5
0.9
15.4
Recreation & others
Lifestyle-related products
Electronic equipment & metal products
AV/IT
Musical instruments
FY2007.3 (1H)
Recreation & others
FY2008.3 (1H)
FY2008.3 (1H) (previous projections)

Impact of exchange rates
Year-on-year: + ¥5.1 billion (musical instruments + ¥4.5 billion, AV/IT + ¥0.7 billion)
Versus previous projections: + ¥1.2 billion (musical instruments + ¥1.1 billion, AV/IT + ¥0.1 billion)

Forecast for Performance in FY2008.3 (Full Year) YAMAHA

➢Full year net sales and income projections revised upward

(Billions of yen)

	FY2007.3 Actual			FY2008.3 New Projections			Change from previous fiscal year	(Previous projections)
	1H	2H	Total	1H	2H	Total		
Net sales	264.5	285.9	550.4	280.7	277.3	558.0	+1.4%	(557.0)
Operating income (Operating income ratio)	13.8	13.9	27.7 (5.0%)	21.3	12.2	33.5 (6.0%)	+20.9%	(32.0)
Recurring profit (Recurring profit ratio)	22.9	19.7	42.6 (7.7%)	21.6	10.4	32.0 (5.7%)	-24.9%	(30.0)
Net income (Net income ratio)	17.5	10.4	27.9 (5.1%)	30.8	7.2	38.0 (6.8%)	+36.2%	(35.5)
Equity Method Income	10.2	7.6	17.8	0.1		0.1		

Currency Exchange Rates

Net sales	US$	115	119	117	119	115	117	116
	EUR	146	154	150	162	155	159	157
Operating income	US$	115	118	117	120	115	117	116
	EUR	140	148	144	158	155	157	155

Forecast for Performance by Segment in FY2008.3 (Full Year)

YAMAHA

Net Sales



550.4
558.0 (+1.4%)
557.0 (+0.2%)
Recreation & others
Lifestyle-related products
Electronic equipment & metal products
AV/IT
Musical instruments
50.2
46.6
54.8
72.8
326.0
46.5 (-7.4)
48.0 (+3.0)
46.5 (-15.1)
74.0 (+1.6)
343.0 (+5.2)
42.5 (+9.4)
49.0 (-2.0)
47.0 (-1.1)
76.0 (-2.6)
342.5 (+0.1)
FY2007.3
FY2008.3 (new projections)
FY2008.3 (previous projections)

Operating Income



(Billions of yen)
27.7
1.2
3.1
2.1
22.0
-0.7
Recreation & others
33.5
1.0
1.0
2.0
0.5
29.0
32.0
0.7
1.5
1.5
1.3
27.0
Recreation & others
Lifestyle-related products
Electronic equipment & metal products
AV/IT
Musical instruments
FY2007.3
FY2008.3 (new projections)
FY2008.3 (previous projections)

Figures in parentheses represent changes from the previous period or from previous projections

Impact of exchange rates
Year-on-year: + ¥8.3 billion (musical instruments + ¥6.2 billion, AV/IT + ¥2.0 billion)
Versus previous projections: +¥3.1 billion (musical instruments + ¥2.3 billion, AV/IT + ¥0.8 billion)

Impact of exchange rates
Year-on-year: + ¥6.5 billion (musical instruments + ¥5.3 billion, AV/IT + ¥1.2 billion)
Versus previous projections: +¥1.4 billion (musical instruments + ¥1.2 billion, AV/IT + ¥0.2 billion)

Musical Instruments

YAMAHA

1H Overview

- Sales and income exceeded previous projections and were higher than the same period of the previous year.
- Discounting the impact of exchange rates, actual sales were 4.1% up on the same period of the previous year. Strong sales continued in emerging markets such as China, and Europe. Sales in North America and Japan remained level year-on-year.
- Sales of professional audio equipment and electronic musical instruments increased significantly year-on-year.
- Operating income was higher than both previous projections and last year's 1H results. In addition to increased sales and favorable exchange rates, this was due to improved gross margins resulting from factors including altered sales structures and the effects of cost reduction.
- Discounting the impact of exchange rates, inventories at the end of the first half were broadly in line with previous projections.

Full Year Overview and 2H Priorities

- Upward revision of full year projections to ¥343 billion in sales and ¥29 billion in operating income.
- Steadily launch and expand sales of new products in time for the year-end sales rush.
- Strengthen and expand professional audio equipment business.
- Expand sales in emerging markets (China, Russia, Eastern Europe, etc.)
- Respond to demand for increased production and boost cost competitiveness (Hangzhou Yamaha, Indonesia, Kakegawa Piano Factory) .

(Billions of yen)


Other
Yamaha musical instruments
150.8
157.4
170.8
169.4
104.0
109.4
123.0
121.0
8.1
11.0
18.0
15.4
Net sales
Operating income
FY06.3
FY07.3
FY08.3
FY08.3
(previous projection)

(Billions of yen)


314.1
326.0
343.0
342.5
219.6
230.1
246.7
245.5
14.1
22.0
29.0
27.0
FY06.3
FY07.3
FY08.3
(new projection)
FY08.3
(previous projection)

Musical Instruments: Sales by Region

YAMAHA



(Billions of yen)
Japan
136.5
136.0
150
100
50
0
2H
1H
FY07.3
FY08.3

- Actual year-on-year change in first half sales, discounting impact of exchange rates
  Japan (+/- 0%), North America (+/- 0%), Europe (+8%), China (+21%), Other regions (+13%)

- Actual year-on-year change in full year sales, discounting impact of exchange rates
  Japan (+/- 0%), North America (+1%), Europe (+4%), China (+19%), Other regions (+10%)



(Billions of yen)
Europe
69.3
76.2
60
30
0
FY07.3
FY08.3



(Billions of yen)
North America
68.6
71.7
60
30
0
FY07.3
FY08.3



(Billions of yen)
China
15
10
5
0
10.6
12.6
FY07.3
FY08.3



(Billions of yen)
Other Regions
50
40
30
20
10
0
41.0
46.5
FY07.3
FY08.3

1H Sales in Growth Markets



(Billions of yen)
Latin America
3.3
4.1
FY07.3
FY08.3
(Billions of yen)
Korea
3.3
4.1
FY07.3
FY08.3
(Billions of yen)
Middle East
2.4
3.3
FY07.3
FY08.3

Musical Instruments: Sales by Product


(Billions of yen) Pianos
60
50
40
30
20
10
0
53.4
55.3
FY07.3
FY08.3




(Billions of yen)
Electronic Musical Instruments (Excluding Electones)
80
70
60
50
40
30
20
10
0
73.8
79.0
FY07.3
FY08.3






(Billions of yen) Wind Instruments
50
40
30
20
10
0
41.4
43.1
FY07.3
FY08.3




(Billions of yen)
String & Percussion Instruments
50
40
30
20
10
0
23.6
24.5
FY07.3
FY08.3

Professional Audio Equipment Sales Growth


(Billions of yen)
20.2
21.6
26.1
31.0
+17%
36.3
FY04.3
FY05.3
FY06.3
FY07.3
FY08.3
(projection)

Sales Projection by Region for FY08.3


(Billions of yen)
7.1
Other regi s
12.0
America
China
2.0
2.9
Japan
Europe
12.3



LS9-32

STAGEPAS 300

AV/IT

YAMAHA

1H Overview

- Sales declined but operating income increased slightly year-on-year. Sales and income were both lower than previous projections.
- Discounting the impact of exchange rates, actual sales fell 9.2% year-on-year. Sales of online karaoke equipment halved compared to the same period of the previous year.
- Operating income rose slightly year-on-year, partly owing to beneficial exchange rates associated with the strong euro.
- Discounting the impact of exchange rates, actual inventory at the end of the first half was broadly at the levels forecast in the previous projections.

Full Year Overview and 2H Priorities

- Downward revision of full year sales projections by ¥2 billion to ¥74 billion. Downward revision of operating income to ¥0.5 billion.
- Expand sales of AV products during period of high demand at year-end:
  - Front surround speakers
  - 2 channel hi-fi, especially mid- and high-range products
  - Products in new fields such as desktop audio
- Secure router sales in a shrinking market through differentiation.
- Raise awareness and develop sales channels for IP conferencing systems.



(Billions of yen)
35.5
34.9
33.7
34.8
Routers, etc.
AV
Karaoke
32.4
31.8
30.9
31.8
0.7
0.7
0.8
0.9
FY06.3
FY07.3
FY08.3
FY08.3
(previous projection)
Net sales
Operating income
(Billions of yen)
75.9
72.8
74.0
76.0
69.4
66.4
69.2
2.1
2.1
0.5
1.3
FY06.3
FY07.3
FY08.3
(new projection)
FY08.3
(previous projection)

Electronic Equipment & Metal Products

YAMAHA

1H Overview

- Sales increased and income declined year-on-year. Operating income exceeded previous projections.
- Demand for LSI sound chips for mobile phones fell further. Shipments of digital amplifiers for products such as flat-panel TVs and mobile phones increased.
- Electronic metal products sales and income rose year-on-year due to price increases accompanying increased materials prices.

Full Year Overview and 2H Priorities

- Secure sales of LSI products for mobile phone handsets, such as LSI sound chips and codec chips, and LSI chips for pachinko machines.
- Accelerate market launch of digital amplifiers products
- Implement smooth launch of silicon microphone production.
- Handover of electronic metal products business is scheduled for November 30, two months later than initially planned. However, since the business will become a non-consolidated company from the second half, no 2H sales or operating income will be booked.



(Billions of yen)
Electronic metal products
Semi-conductors
28.3
22.4
5.1
FY06.3
27.5
20.1
2.2
FY07.3
27.9
18.7
1.8
FY08.3
28.2
18.5
-0.5
FY08.3 (previous projection)
Net sales
Operating income
(Billions of yen)
56.2
43.7
7.9
FY06.3
54.8
38.5
3.1
FY07.3
46.5
37.3
2.0
FY08.3 (new projection)
47.0
37.3
-1.5
FY08.3 (previous projection)

Lifestyle-Related Products

YAMAHA

1H Overview

- Sales increased year-on-year, but income declined. Sales and income were both lower than previous projections.
- Sales were held back by lower unit prices for system bathrooms and delays in confirming construction applications.
- Although sales of system kitchens remained robust, sales prices are on a downward trend. System bathroom sales failed to achieve last year's 1H level as price-cutting continued.
- Operating income was lower than both last year's figures and previous projections due to steep increases in materials prices and reduced gross profit margins associated with lower unit prices.



(Billions of yen)
Installation, etc.
Bathrooms
Kitchens
22.6
3.0
9.6
1.0
22.5
2.8
10.7
0.4
22.9
3.0
12.1
0.3
23.9
3.0
12.5
0.5
FY06.3
FY07.3
FY08.3
FY08.3 (previous projection)
Net sales
Operating income

Full Year Overview and 2H Priorities

- Downward revision of full year sales and income projections.
- Secure sales through launch of differentiated products and sales promotion efforts.
- Strengthen remodeling business capacity.
- Continue to reduce manufacturing costs by rationalizing production processes and enhancing procurement capabilities.



(Billions of yen)
45.2
6.0
20.5
1.2
46.6
5.9
23.4
1.2
48.0
5.9
25.7
1.0
49.0
6.1
25.8
1.5
FY06.3
FY07.3
FY08.3 (new projection)
FY08.3 (previous projection)

Recreation

YAMAHA

1H Overview

- Sales and income both declined year-on-year.
- Overall, higher unit prices failed to make up for a decline in customer numbers, and this resulted in lower sales compared to the same period of the previous year. In particular, sales declined sharply at the Kiroro ski resort.
- Operating losses increased as a result of lower sales.
- Handover of four facilities was completed on October 1.

Full Year Overview and 2H Priorities

- Downward revision of full year operating income.
- Aim to reduce extent of operating losses in remaining two facilities by attracting customers and boosting operating efficiency.



(Billions of yen)
8.9
9.0
8.7
8.8
-0.7
-0.6
-0.7
-0.5
FY06.3 FY07.3 FY08.3 FY08.3 (previous projection)
Net sales
Operating income
(Billions of yen)
18.0
17.8
11.5
11.5
-1.8
-1.5
-1.0
-0.8
FY06.3 FY07.3 FY08.3 (new projection) FY08.3 (previous projection)

Others

YAMAHA

1H Overview

- Sales and income exceeded previous projections and increased year-on-year.
- In metallic molds and components business, production of both magnesium and plastic molded parts increased. Magnesium molded parts, in particular, saw steady orders for digital camera applications.
- Operating income from automobile interior wood components improved significantly compared to the same period of the previous year, due to increased production and improved yields.
- Strong sales of golf products continued in all markets.

Full Year Overview and 2H Priorities

- Upward revision of full year projections.
- Automobile interior wood components/metallic molds and components: Focus on reducing unit costs for manufacturing by responding to demand for increased production and improving yields.
- Automobile interior wood components: Prepare for smooth start to production of next year's models.
- Golf products: continue to enhance brand awareness and steadily launch new products.



(Billions of yen)
Metallic molds & components
Golf
Automobile interior wood components
11.1
5.0
4.9
0.1
13.3
7.0
4.8
0.1
16.7
8.0
6.2
1.0
15.4
7.3
6.0
0.7
FY06.3
FY07.3
FY08.3
FY08.3 (previous projection)
Net sales
Operating income
(Billions of yen)
24.7
11.3
10.7
0.6
32.4
15.9
12.6
0.8
35.0
17.5
12.8
2.0
31.0
15.0
11.8
1.5
FY06.3
FY07.3
FY08.3 (new projection)
FY08.3 (previous projection)

Inventories

YAMAHA

➢ Discounting the effects of exchange rates (¥3.3 billion) and postponement in handover of electronic metal products business (¥5.3 billion), inventories at the end of the first half were broadly in line with previous projections. Actual inventories were up ¥2.6 billion year-on-year due to increased materials stocks.



End of 1H
Other products
AV/IT
Musical instruments
90.7
28.1
3.8
12.1
46.7
91.0
31.0
3.8
12.1
44.1
95.6
32.4
3.1
13.6
46.5
86.3
25.3
3.5
13.2
44.3
Sept. 30, 2005
Sept. 30, 2006
Sept. 30, 2007
Sept. 30, 2007
(previous projection)



End of Fiscal Year
(Billions of yen)
77.9
26.3
3.7
9.7
38.2
82.2
28.6
3.9
9.1
40.6
74.9
25.2
3.5
8.1
38.1
73.3
23.8
3.4
8.8
37.3
Mar. 31, 2006
Mar. 31, 2007
Mar. 31, 2008
(new projection)
Mar. 31, 2008
(previous projection)

Shareholder Dividend

YAMAHA

- The Company plans to pay a year-end dividend of ¥50 per share (regular dividend ¥30, special dividend ¥20)



(yen)
Per-share dividend
50
Special dividend
Consolidated earnings/dividend ratio
10
15
20
20
22.5
11.6
7.1
21.1
14.7
16.6
27.1
Regular dividend
(%)
FY03.3
FY04.3
FY05.3
FY06.3
FY07.3
FY08.3
(projection)

Elements of Balance Sheet Change

YAMAHA

(Billions of yen)



Other current assets
Fixed assets
+5.3
-0.4
+13.4
Inventories
+10.5
Notes and accounts receivable
+49.1
Revenue from sale of shares in Yamaha Motor Co., Ltd. +62.5
636.8
Cash and bank deposits
559.0
Mar. 31, 2007
Assets
Sept. 30, 2007
Net assets
+31.9
Other liabilities
・Income taxes payable +25.9 (including +23.5 for sales of shares in Yamaha Motor Co., Ltd.)
・Deferred income taxes +20.9
+40.6
Resort membership deposits
Short- and long-term loans
+11.3
-8.9
+2.8
Notes and accounts payable
636.8
559.0
Mar. 31, 2007
Liabilities/ Net assets
Sept. 30, 2007

Balance Sheet Summary

YAMAHA

(Billions of yen)

	As of March 31, 2006	As of Sept. 30, 2006	As of March 31, 2007	As of Sept. 30, 2007	As of March 31, 2008
Cash and bank deposits	36.4	35.0	46.7	95.8	106.0
Notes and accounts receivable	70.3	85.7	76.6	87.1	71.9
Inventories	77.9	91.0	82.2	95.6	74.9
Other current assets	24.8	25.5	25.5	30.8	24.9
Fixed assets	310.6	319.2	328.0	327.6	319.4
Total assets	520.0	556.4	559.0	6,36.8	597.1
Notes and accounts payable	37.2	43.5	43.2	46.0	36.3
Short- and long-term loans	28.5	39.2	25.6	36.9	20.1
Resort membership deposits	27.6	27.0	26.7	17.8	16.8
Other liabilities	106.2	109.7	112.1	152.7	144.1
Total net assets	320.5	337.0	351.4	383.3	379.8
Total liabilities and net assets	520.0	556.4	559.0	636.8	597.1

*Cash and bank deposits as of Sept. 30, 2007 include ¥25.4 billion of negotiable deposit.

Progress in Implementing Medium-term Business Plan "YGP2010"

YAMAHA

1. Growth in "The Sound Company" Business Domain

Key Measures	Progress
Expand piano business through "Total Piano Strategy"	•Launched expansion project, started new product development
Build platform for guitar business growth	•Began efforts to improve quality and reinforce manufacturing capabilities (Hangzhou, Indonesia)
Achieve growth in commercial audio equipment business	•Accelerating growth through business alliances: Selling OEM amplifiers to NEXO, developing NEXO-manufactured speakers for Yamaha, expanding Japanese business through synergy with FUJI SOUND
Push ahead with growth strategies in emerging markets	•Establishing local affiliate in Russia (full-scale business activity begins in April 2008) •Expanding music schools in China (target of 3,000 students by March 31, 2008)
Build platform for music entertainment business	•Internal reorganization implemented as planned •Established a joint venture with visual content provider
Build up production facilities for acoustic instruments	•Equipping Hangzhou and Indonesia plants for increased production, continuing to integrate piano production facilities in Japan
Establish IP conferencing system business unit	•Market launch delayed
Promote an active approach to strategic M&A and business alliances	•Establishing necessary internal systems and structures

Progress in Implementing Medium-term Business Plan "YGP2010"

YAMAHA

2. Greater Profitability in the "Diversification" Business Domain

Key measures	Progress
Handover of four facilities in recreation business	•Although two months later than initially planned, handover was completed on October 1
Handover of electronic metal products business	•Scheduled for November 30 (two months later than initially planned)
Automobile interior wood components business	•Transfer of business to Yamaha Fine Technologies Co., Ltd. •Return to profitability through improved yields

Appendix

First Half Non-operating Income (Loss)/ Extraordinary Income (Loss)

YAMAHA

(Billions of yen)

	FY2007.3 (1H) Actual	FY2008.3 (1H) Actual	FY2008.3 (1H) Previous Projections
Non-operating Income (Loss)			
Equity method income	10.2	0.1	0
Net financial income (loss)	0.2	1.8 (Dividends received 1.7)	1.6 (Dividends received 1.7)
Other	-1.3	-1.6	-2.1
Total	+9.1	+0.3	-0.5
Extraordinary Income (Loss)			
Income from (loss on) disposal of fixed assets	-0.6	0.9	-0.6 (Gain on sale of shares in Yamaha Motor Co., Ltd. 27.8)
Other	-1.5	27.3 (Gain on sale of shares in Yamaha Motor Co., Ltd. 27.8)	29.1
Total	-2.1	+28.2	+28.5
Current Income Taxes			
Deferred income taxes	3.0	18.5	15.2
Minority interests	0.3	0.5	0.3
Total	3.3	19.0	15.5

Full Year Non-operating Income (Loss)/ Extraordinary Income (Loss)

YAMAHA

(Billions of yen)

	FY2007.3 Actual	FY2008.3 New Projections	FY2008.3 Previous Projections
Non-operating Income (Loss)			
Equity method income	17.8	0.1	0
Net financial income (loss)	0.1	2.5	2.4
Other	-3.0	-4.1	-4.4
Total	+14.9	-1.5	-2.0
Extraordinary Income (Loss)			
Income from (loss on) disposal of fixed assets	-1.1	0.7	-0.8
Other	-8.4	28.8	29.8
Total	-9.5	+ 29.5	+29.0
Current income taxes			
Deferred income taxes	4.7	22.9	22.9
Minority interests	0.5	0.6	0.6
Total	5.2	23.5	23.5

Notes:
- Net financial income (loss), FY2008.3 New Projections: Dividends received 2.7
- Net financial income (loss), FY2008.3 Previous Projections: Dividends received 2.7
- Extraordinary income (loss), FY2007.3 Actual: ・Resort impairment loss -4.7 ・Dissolution of overseas plants -3.2 ・Special retirement allowances -0.7
- Extraordinary income (loss), FY2008.3 New Projections: Gain on sale of shares in Yamaha Motor Co., Ltd. 27.8
- Extraordinary income (loss), FY2008.3 Previous Projections: Gain on sale of shares in Yamaha Motor Co., Ltd. 27.8

Capital Expenditure/Depreciation/R&D Expenses

YAMAHA

Capital Expenditure/Depreciation

(Billions of yen)

1H

Full year


Others
Electronic equipment & metal products
AV/IT
Musical instruments
11.7
1.8
1.8
0.6
7.5
(9.7)
12.7
1.7
1.4
1.1
8.5
(10.6)
15.5
2.0
1.6
1.7
10.2
(11.6)
FY2007.3
FY2008.3
FY2008.3 (previous projections)
25.2
4.5
4.4
1.5
14.8
(20.0)
25.0
3.6
2.8
2.3
16.3
(20.6)
26.0
3.7
2.6
2.3
17.4
(22.1)
FY2007.3
FY2008.3 (new projections)
FY2008.3 (previous projections)

R&D Expenditure


Others
Electronic equipment & metal products
AV/IT
Musical instruments
11.7
1.3
2.5
2.4
5.5
12.0
1.1
2.6
2.6
5.7
12.8
1.3
2.8
2.5
6.2
FY2007.3
FY2008.3
FY2008.3 (previous projections)
24.2
2.5
5.4
4.9
11.4
24.5
2.5
5.0
4.7
12.3
24.5
2.5
5.0
4.7
12.3
FY2007.3
FY2008.3 (new projections)
FY2008.3 (previous projections)

2H Priority Products (1)

YAMAHA

●Grand Pianos: C Series

The first model change in over seven and a half years for the C series, which forms the basis of Yamaha's grand piano lineup. On sale in Japan from June. First-year sales target: 9,200 units.



C3

●Digital Pianos: P-85

A portable digital piano that enables players to perform in various settings. Available in two colors: black and silver. First-year sales target: 30,000 units. Open price, scheduled to go on sale in November.



P-85

2H Priority Products (2)

YAMAHA

- **Models developed in collaboration with wind instrument artists**

  "Merveille": handmade flute featuring newly-designed head joint and body, developed in partnership with Shigenori Kudo, international flautist resident in Paris.

  YTR-9335VS: high-quality trumpet developed in collaboration with Allen Vizzutti, trumpet soloist resident in America.




Allen Vizzutti

- **Digital Mixing Systems: DSP5D**

  Digital signal processing engine for expanding the channel capabilities of the PM5D digital console. Up to two DSP5D units can be cascaded to a single PM5D V2 console for compatibility with large-scale systems. Open price, on sale from August.


YAMAHA

DSP5D

2H Priority Products (3)

YAMAHA

●TV Peripheral Devices: Expanded Range of Home Theater Products for flat-panel TVs



Digital Sound Projector: YSP-4000

- Simple connection with a single HDMI cable
- Controls can be linked with TV remote control
- Launching integrated TV furniture stand for more sophisticated interior design. On sale in October. First-year sales target: 40,000 units.



YSP-LC4000

●Hi-fi Audio: Regaining Yamaha's Reputation as "the sound professional" in the High-quality Hi-fi Field



Pre-main Amplifier: A-S2000 / CD Player: CD-S2000

- Employs original high-sound-quality circuitry to minimize impact of noise
- Targeted at music enthusiasts, audio fans, baby boomers. On sale in December. First-year sales target: 4,000 units each.

●Digital IC Amplifier

- Compared to conventional analog amplifiers, digital amplifiers offer power savings and lower operating temperatures
- Yamaha's original circuitry achieves outstanding audio quality through low distortion and low noise characteristics
- High demand is projected for chips for use in mobile phones, LCD TVs and plasma TVs



Digital IC amplifier

Yamaha Musical Instrument and Professional Audio Equipment Sales in the Japanese Market

YAMAHA

In spite of overall market contraction, sales were maintained at the previous year's level. Contributing factors included a halt in the downward sales trend with the launch of new grand piano products, increased sales due to the expansion of the digital piano market, and growth in high-priced wind instruments and professional audio equipment.


(Billions of yen)
150
100
50
0
70.5 (96%)
73.7 (105%)
69.5 (94%)
69.0 (99%)
68.7 (100%)
29.6 (97%)
32.2 (109%)
27.8 (86%)
(94%)
26.8 (103%)
134.4 (96%)
140.2 (104%)
136.8 (98%)
136.5 (100%)
136.0 (100%)
51.7 (92%)
56.9 (110%)
52.3 (92%)
(100%)
52.3 (100%)
Music schools, etc.
Yamaha musical instruments
FY04.3 FY05.3 FY06.3 FY07.3 FY08.3
FY04.3 FY05.3 FY06.3 FY07.3 FY08.3
(Projection)
First Half
Full Year

Figures in parentheses are year-on-year comparisons

Yamaha Musical Instrument and Professional Audio Equipment Sales in the U.S. Market

YAMAHA

While declining demand for musical instruments since last year has been halted, the piano market failed to grow due to financial uncertainty resulting from the subprime mortgage issue. Strong sales of professional audio equipment continue, and second-half sales growth is anticipated with the launch of new products including electronic pianos and synthesizers.



600
500
400
300
200
100
0
Wholesale amount
(millions of US$)
250
(104%)
245
(98%)
251
(103%)
252
(100%)
252
(100%)
532
(106%)
536
(104%)
555
(104%)
542
(98%)
550
(101%)
FY04.3
FY05.3
FY06.3
FY07.3
FY08.3
FY04.3
FY05.3
FY06.3
FY07.3
FY08.3
(Projection)
First Half
Full Year

Figures in parentheses are year-on-year comparisons

Yamaha Musical Instrument and Professional Audio Equipment Sales in the German Market

YAMAHA

Sales are steady against a background of economic growth. New upright piano products contributed to this stability in the first half, and second-half sales growth is anticipated from new electronic piano and portable keyboard products. Strong sales of professional audio equipment continue.



150
100
50
0
Wholesale amount
(millions of euro)
50
(99%)
49
(99%)
46
(95%)
43
(95%)
44
(102%)
101
(96%)
94
(93%)
95
(101%)
99
(104%)
101
(102%)
FY04.3
FY05.3
FY06.3
FY07.3
FY08.3
FY04.3
FY05.3
FY06.3
FY07.3
FY08.3
(Projection)
First Half
Full Year

Figures in parentheses are year-on-year comparisons

Yamaha Musical Instrument and Professional Audio Equipment Sales in the Chinese Market

YAMAHA

Even though the Chinese economy continues to grow at double-digit rates (actual GDP growth in the first half of 2007 exceeded 11%), expansion in the musical instrument market is limited to certain areas. Against this background year-on-year growth of 20% was achieved, due particularly to increased share in the piano market and a sharp rise in sales of professional audio equipment.



Wholesale amount
(millions of yuan)
800
600
400
200
0
242
(93%)
285
(118%)
314
(110%)
344
(110%)
417
(121%)
460
(89%)
550
(120%)
599
(109%)
679
(113%)
808
(119%)
FY04.3
FY05.3
FY06.3
FY07.3
FY08.3
First Half
FY04.3
FY05.3
FY06.3
FY07.3
FY08.3
(Projection)
Full Year

Figures in parentheses are year-on-year comparisons

In this report, the figures forecast for the Company's future performance have been calculated on the basis of information currently available to Yamaha and the Yamaha Group.

Forecasts are, therefore, subject to risks and uncertainties. Accordingly, actual performance may differ greatly from our predictions depending on changes in operating and economic conditions, demand trends, and the value of key currencies, such as the U.S. dollar and the euro.

Cover

Document submitted:	Correction to Annual Report (*Yukashoken Hokokusho*)
Governing law	Financial Instruments and Exchange Law 24-2-1
Submitted to:	Kanto Local Finance Bureau
Date submitted:	November 6, 2007
Business year:	The 183rd business year (from April 1, 2006 to March 31, 2007)
Company Name:	YAMAHA CORPORATION
Representative:	Mitsuru Umemura, President and Representative Director
Head Quarters:	10-1, Nakazawa-cho, Naka-ku, Hamamatsu, Shizuoka
Telephone number:	053-460-2141
Contact executive:	Fumio Umeda, Accounting and Finance Manager
Closest Contact Address:	YAMAHA CORPORATION Business Administration Center 2-17-11 Takanawa, Minato-ku, Tokyo Telephone number: 03-5488-6611
Contact executive:	Kazushige Suto, General Manager of the Business Administration Center

Other locations where the document is available for public inspection:

YAMAHA COPORATION
Business Administration Center
2-17-11 Takanawa, Minato-ku, Tokyo

YAMAHA COPORATION
Business Administration Center Osaka Office
3-12-9 Minamisenba, Chuo-ku, Osaka

Tokyo Stock Exchange Co., Ltd.
2 -1 Nihonbashi Kabutocho, Chuo-ku, Tokyo

1. Reason for Submission

This correction (additions) has been made to Annual Report, so-called *Yukashoken Hokokusho*, for the 183rd business year (from April 1, 2006 to March 31, 2007), submitted on June 27, 2007.

2. Matters corrected

Part 1. Corporate Information
No.4 The status of the company that submitted the report
6. The status of Corporate Governance

3. Details of Correction (Additions)

Added portions are underlined.

Part 1. Corporate Information
No.4 The status of the company that submitted the report
6. The status of Corporate Governance

(Before correction)
6. 1~3 Omitted

(Corrected version)
6. 1~3 Omitted

4 Contents of Articles of Incorporation

(1). Number of Directors

The number of Directors of the Company (Yamaha Corporation) shall not exceed fifteen (15).

(2). Resolutions for the election of Directors

Resolutions for the election of Directors shall be adopted by a majority vote of the shareholders with voting rights, provided that one-third (1/3) or more of the total shareholders with voting rights are in attendance. Also, no cumulative voting shall be used for a resolution to elect the Directors.

(3). Matters resolved at the Board of Directors instead of an General Shareholders' Meeting

①Acquisition of Own Shares

The Company may acquire its own shares through a resolution by the Board of Directors pursuant to the provision of Paragraph 2 of Article 165 of the Company Law.

②Interim Dividends

The Company may, by resolution of the Board of Directors, distribute interim dividends as of a record date of September 30 each year.

(4). Method of adopting resolutions of special matters at General Shareholders' Meetings

Pursuant to the regulations set forth in Article 309, Paragraph 2 of the Company Law, resolutions shall be adopted by a two-thirds (2/3) or greater vote of shareholders with voting rights, provided that one-third (1/3) or more of the total shareholders with voting rights are in attendance.

YAMAHA CORPORATION

Date of last revision: September 30, 2007
YAMAHA Corporation
Mitsuru Umemura
President and Representative Director
Contact: Stock Document Group, Administration Division
Securities Code: 7951
http://www.yamaha.com/

The status of corporate governance in Yamaha Corporation ("the Company") is as follows:

I Fundamental Concept of Corporate Governance and Basic Information on Capital Structure, Corporate Attributes, and Other Matters

1. Fundamental concept

The Company positions the enhancement of corporate governance as an important issue of business operations and is striving to enhance corporate governance in a proactive manner.

In accordance with its management policy of "Growing as a company that keeps on creating new *Kando* (simultaneous feelings of deep satisfaction and intense excitement) and enriched culture together with people of the world through technology and artistry cultivated on the basis of sound and music," the Company will strive to improve the effectiveness of its management, attain high global competitiveness and profitability, and increase its corporate value and brand value by fulfilling its corporate social responsibility in areas such as compliance, environment, safety, and contribution to regional society.

In order to be such a corporation, the Company aims to manage its businesses with high transparency and quality and to pursue high operational efficiency by improving its business structures and systems, by implementing all necessary measures, and by disclosing information in a timely manner.

The Company adopts a Corporate Auditor system and is working to strengthen its corporate governance function by introducing an Executive Officer system, establishing a Company-wide Governance Committee, upgrading its internal auditing system, etc. Through these works, coupled with daily operation audits under the full-time system by the Corporate Auditors, the Company is enhancing the effectiveness of its governance.

In conducting its business, the Company endeavors to consider the balance of interests among its

respective stakeholders—shareholders, customers, employees, and local society. The Company declares its commitments to each of the stakeholders in its Corporate Philosophy as set forth below and is aiming to fulfill those commitments. The Company works to maximize corporate value by maintaining the balance of interests among its stakeholders and enhancing the satisfaction of all stakeholders equitably.

Commitment to Customers: Yamaha will fully satisfy the customer, by offering high quality products and services, which use new and traditional technologies, as well as creativity and artistry, and continue to be a known, trusted and loved brand.

Commitment to Shareholders: Yamaha will increase the satisfaction and understanding of its shareholders by striving for healthy profits and returns, and by achieving productivity, using high quality, transparent management, and practicing disclosure.

Commitment to those who work with Yamaha: The Yamaha brand is burnished and the Yamaha value is created by all of the people in working relationships with Yamaha. Yamaha will develop relationships of mutual trust with all of those who work with Yamaha, in accordance with fair rules based on social norms, and strive to be an organization in which individuals can demonstrate their abilities fully, have confidence, and have pride.

Commitment to Society: Yamaha will give first priority to safety and the environment. As a good corporate citizen, Yamaha will contribute to the development of culture and economy both for local and global society, through the observance of laws with ethics.

2. Capital structure

Percentage of shares owned by foreign shareholders	More than 30%

[Major shareholders]

Name	Number of shares held (shares)	Ratio to total (%)
State Street Bank and Trust Company	15,922,896	7.71
The Master Trust Bank of Japan, Ltd. (trust a/c)	14,766,500	7.15
Mitsui Sumitomo Insurance Co., Ltd.	8,918,925	4.32

Mizuho Bank, Ltd.	8,779,990	4.25
The Chase Manhattan Bank, NA London	8,650,127	4.19
Japan Trustee Service Bank, Ltd. (trust a/c)	8,366,300	4.05
The Shizuoka Bank, Limited	8,349,855	4.04
Sumitomo Life Insurance Company	7,300,000	3.53
Nippon Life Insurance Company	6,482,252	3.14
Yamaha Motor Co., Ltd.	6,043,240	2.93

3. Corporate attributes

Stock exchange listings	Tokyo, First section
Business year end	March 31 every year
Category of business	Other products
Number of employees (consolidated)	More than 1,000 persons
Net sales (consolidated)	More than ¥100 billion and less than ¥1,000 billion
Parent company	None
Number of consolidated subsidiaries	More than 50 and less than 100 companies

4. Other special conditions which may have material effects on corporate governance

None

II Organization of Management for Operational Decision-making, Execution and Supervision, and Other Corporate Governance Structures

1. Matters related to the structure, operation, etc. of the organization

Form of the organization	The Company adopts the Corporate Auditor system.

[Matters related to the Directors]

Chairman of the Board of Directors	President
Number of Directors	8 persons
Are Any Outside Directors in Office?	Yes
Number of Outside Directors	1 person

Relations with the Company (1)

Name	Attribute	Relations with the Company (*1)								
		a	b	c	d	e	f	g	h	i
Toru Hasegawa	He is from a company other than this Company.								O	

*1 With respect to the relations with the Company, applicable item(s) are marked "O" in accordance with the descriptions below.

a: He is from the Parent Company.

b: He is from another Affiliated Company.

c: He is a major shareholder of the Company.

d: He concurrently serves as the outside director or outside auditor of another company.

e: He is posted as a business execution director, executive officer, or similar officer in

another company.

f: He is related to a business execution director, executive officer, etc. of the Company or a business entity with special relations with the Company, either as a spouse, as a relative within the third degree, or through some similar relation.

g: He is paid a remuneration or other proprietary benefit as an officer by the Parent Company of the Company or by a Subsidiary Company of the Parent Company of the Company.

h: He has entered into an Agreement on Limitations of Liability with the Company.

i: Other relations

Relations with the Company (2)

Name	Supplementary explanation on the applicable item(s)	Reason for being elected as Outside Director
Toru Hasegawa	None	(1) He is a person of desirable character and has considerable insight as a director. (2) He is knowledgeable about the business in which the Company is engaged. (3) He has ample experience in running businesses in other industries.

Matters related to other major activities of the Outside Director

He attends the regular Board of Directors' Meeting (held monthly in principle) and the extraordinary Board of Directors' Meeting.

[Matters related to the Corporate Auditors]

Is the Board of Auditors Established? Yes

Number of Corporate Auditors 4 persons

Collaborations between the Corporate Auditors and the Accounting Auditor

In order to ensure the integrity and accuracy of accounting audits, the Corporate Auditors receive periodic reports on the progress of auditing financial statements from the Accounting Auditor. The Corporate Auditors and the Accounting Auditor also hold regular meetings to share views on audit plans and audit results.

Collaborations between the Corporate Auditors and the Internal Auditing Division

At the monthly Board of Auditors' Meetings, the Corporate Auditors hear the status of internal audits from the head of the Internal Auditing Division and exchange views on the internal audits with the Division.

Are Any Outside Auditors in Office?	Yes
Number of Outside Auditors	2 persons

Relations with the Company (1)

Name	Attribute	Relations with the Company (*1)								
		a	b	c	d	e	f	g	h	i
Kunio Miura	Attorney at law								○	
Yasuharu Terai	He is from a company other than this Company.					○			○	

*1 With respect to the relations with the Company, applicable item(s) are marked "○" in accordance with the descriptions below.

a: He is from the Parent Company.

b: He is from another Affiliated Company.

c: He is a major shareholder of the Company.

d: He concurrently serves as an outside director or outside auditor of another company.

e: He is posted as a business execution director, executive officer, or similar officer in another company.

f: He is related to a business execution director, executive officer, etc. of the Company or a business entity with special relations with the Company, either as a spouse, as a relative within the third degree, or through some similar relation.

g: He is paid a remuneration or other proprietary benefit as an officer by the Parent Company of the Company or by a Subsidiary Company of the Parent Company of the Company.

h: He has entered into an Agreement on Limitations of Liability with the Company.

i: Other relations

Relations with the Company (2)

Name	Supplementary explanation on the applicable item(s)	Reason for being elected as Outside Auditor
Kunio Miura	None	(1) He is a person of desirable character and has considerable insight as a corporate auditor. (2) He is an attorney at law and is acquainted with laws and regulations. (3) He can be expected to audit from an objective viewpoint.
Yasuharu Terai	None	(1) He is a person of desirable character and has considerable insight as a corporate auditor. (2) He has ample experience in running businesses in other industries.

Matters related to other major activities of the Outside Auditors

The Outside Auditors attend the regular Board of Directors' Meeting (held monthly in principle), the extraordinary Board of Directors' Meeting, the regular Board of Auditors' Meeting (held

monthly in principle), and the extraordinary Board of Auditors' Meeting. They also inspect material documents for final decisions, attend important meetings and, when necessary, investigate major divisions and domestic and overseas subsidiaries.

They also offer advice and proposals from time to time based on their objective and neutral standpoints, taking advantage of their expertise.

[Matters related to incentives]

Implementation of measures to grant incentives to the Directors	Introduction of a results-connected remuneration system

Supplementary explanation on related matters

The Company pays remunerations calculated in conjunction with the results of net sales and operating income and, in addition, in consideration of the contributions of each Director.

[Matters related to remunerations for Directors]

Means of disclosure	Annual Security Report (Financial Report pursuant to the Securities & Exchange Law), and other means
Scope of disclosure	Aggregate amounts paid to Inside Directors and Outside Directors respectively

Supplementary explanation on related matters

Amounts of remunerations, etc. paid to Directors and Corporate Auditors for the 183rd Fiscal Year

Directors:	8 persons	¥411 million	(including Outside Directors: 1 person, ¥4 million)
Corporate Auditors:	4 persons	¥83 million	(including Outside Corporate Auditors: 2 persons, ¥ 9 million)

Notes: 1. Amounts of remunerations include bonuses of ¥100 million in the aggregate: ¥85 million for Directors (including ¥1 million for an Outside Director) and ¥15 million

for Corporate Auditors (including ¥2 million for Outside Corporate Auditors) for the current fiscal year.

2. It was resolved, at the 182nd Ordinary General Shareholders' Meeting held on June 27, 2006, that the Company was to make a lump-sum payment of the retirement allowance to Directors and Corporate Auditors upon the abolition of the retirement allowance system. In addition to the amounts of the above remunerations, etc., an aggregate amount of ¥58 million was paid as retirement allowance under this resolution to two (2) Directors and one (1) Corporate Auditor who retired from office upon the conclusion of the 182nd Ordinary General Shareholders' Meeting. An aggregate amount of ¥197 million was also paid as retirement allowance to one (1) Director and one (1) Corporate Auditor who retired from office upon the conclusion of the 183rd Ordinary General Shareholders' Meeting. In addition, those payments were calculated based upon the term of office served by each Director and Corporate Auditor as of the end of June 2006.

[Support system for Outside Director (Outside Auditors)]

When a proposal is to be submitted to the Board of Directors' Meeting or the Board of Auditors' Meeting to be attended by an Outside Auditor, the staff member working for the Corporate Auditors sends documents and other materials related to the proposal prior to the meeting, provide explanations on the proposal if necessary, and facilitate the Auditor's work to perform a complete preliminary study. With respect to other material matters, the Company also strives at all times to maintain an efficient auditing environment by providing information, supplying materials, hearing opinions, supporting investigations, collecting information, etc.

Matters to be reported or resolved at the Board of Directors' Meeting are explained to the Outside Director each time, when necessary.

2. Matters related to functions of business execution, audit and supervision, nomination, determination of remuneration, etc.

(Board of Directors)

The number of Directors of the Company is eight (8) as of June 26, 2007 (one (1) of them is an Outside Director). The Board Meeting held monthly (in principle) is responsible for group-wide management functions, including strategy planning, the monitoring of the execution of departmental business, and guidance of the corporate group therefor. To define the management

responsibility of the Directors, the term of office of each Director is determined to be one (1) year.

(Representative Director and Senior Director)
The number of Representative Directors of the Company is one (1) as of June 26, 2007 (President & Representative Director). The President & Representative Director is the chief executive for all businesses of the Company and represents the Company. There is also one (1) Senior Director, who occupies the position of Chairman & Director as of the same date.

(Corporate Auditor and Board of Auditors)
The number of Corporate Auditors of the Company is four (4) as of June 26, 2007 (two (2) of them are Outside Auditors). In addition to holding the Board of Auditors' Meeting once a month in principle, they conduct periodic and comprehensive audits in each division and group company in accordance with their own plans. Further, they attend the Board of Directors' Meeting and other important meetings, including the Management Meeting. With respect to the accounting audit, they endeavor to ensure the integrity and accuracy of accounting audit by periodically receiving reports on the progress of the auditing of the financial statements from the Accounting Auditor. In order to improve the auditing environment, the Company has established a Corporate Auditors Office staffed by employees working for the Corporate Auditors (staffed by one (1) personnel as of June 26, 2007).

(Management Meeting)
The Company holds the Management Meeting twice a month as a rule in order to discuss company-wide management issues arising from time to time and unify the views thereof as a company. Full-time Directors and the Chairman of the Board of Auditors attend the Management Meeting.

(Executive Officer)
The Company adopts the executive officer system in order to enhance management functions as a consolidated group and to strengthen its business execution function. Sixteen (16) Executive Officers (including one (1) Senior Managing Executive Officer and two (2) Managing Executive Officers) assumed office as of June 26, 2007 in order to support the President, who is the chief executive for all businesses. In consideration of the importance of their responsibilities, in principle, Executive Officers who double as Directors are Group Managers of Business

Divisions and/or Staff Divisions. Each Executive Officer is responsible for the business results of the Group under his or her supervision and issues appropriate commands and orders to enable his or her Group to fulfill its functions to the fullest possible extent. Each Executive Officer is assigned to the Division(s) in charge of major management issues within a Group of Business Divisions and/or Staff Divisions under Group Managers.

(Company-wide Governance Committee and Company-wide Committee)
The Company has established a "Company-wide Governance Committee" consisting of three (3) committees: a Compliance Committee, CSR Committee, and Officers Personnel Affairs Committee. The Compliance Committee promotes company-wide cross-sectional activities to pursue the corporate social responsibility and the business operations in which legal and regulatory compliance is stressed. The CSR Committee conducts activities to encourage voluntary contribution to society by developing and applying various independently established Company standards which go beyond applicable laws and regulations. The Officers Personnel Affairs Committee increases transparency and fairness in the selection of candidates to become Directors, Corporate Auditors, and Executive Officers by nominating the candidates through discussions at the Committee. This Committee also reviews human resource development programs for future candidates and the remuneration system for officers. A variety of Company-wide Committees are established in order to marshal group-wide responses to any significant risk likely to arise in the course of the execution of business. In principle, the President, Senior Managing Executive Officer, or Managing Executive Officer assumes chairmanship of the Company-wide Committees.

(Internal Audit)
The Company has established an Internal Auditing Division (staffed by six (6) personnel as of June 26, 2007) under the direct control of the President and Representative Director, to review and assess the Company's system for the control and operation of overall management activities, as well as the performance of business executions, in view of legitimacy and rationality. Based on the results of this review and assessment, the Internal Auditing Division provides information related thereto and advice and recommendations for improvement and realignment. It also endeavors to improve audit efficiency by closely communicating and consulting with the Corporate Auditors and Accounting Auditor.

(Accounting Auditor)

The Company employs Shin Nihon & Co. (English Name: Ernst & Young ShinNihon) as its Accounting Auditor. Mr. Kazuhiro Fujita and Mr. Takahiro Takiguchi, two certified public accountants belonging to the said audit corporation, conduct the accounting audits of the Company. The durations of the engagements of Mr. Fujita and Mr. Takiguchi in the auditing of the Company are both within seven (7) years, and thus the descriptions of their career histories, positions concurrently held are omitted. The said audit corporation has already introduced a voluntary shift system for Designated and Engagement Partners in order to ensure that the duration of the engagement does not exceed a certain fixed period. In addition, another eleven (11) certified public accountants, five (5) assistant certified public accountants, and nine (9) assistants help Mr. Fujita and Mr. Takiguchi conduct the auditing work.

III Measures for Shareholders and Other Stakeholders and their Implementation

1. Working to vitalize the General Shareholders' Meeting and facilitate the exercise of voting rights

	Supplementary explanation
Earlier dispatch of the notice of the Meeting	In an effort to solicit the exercise of as many voting rights as possible, the notice is dispatched at least three (3) weeks prior to the date of the Meeting in principle.
Date of the Meeting to be fixed in principle on a day other than the day on which the largest number of companies holds annual shareholders meetings ("the peak day").	In an effort to increase the number of shareholders able to attend the Meeting, the Company endeavors to select a day other than the peak day, to the extent feasible.
Exercise of voting rights through electromagnetic means	The Company allows the electronic exercise of voting rights via the Internet and also will introduce the Tokyo Stock Exchange Platform to facilitate voting by institutional investors.
Others	The Company sends an English version (summary) of the notice of the Meeting separately to foreign shareholders, who have been increasing in number in recent years. To deepen the understanding of attending shareholders, the Company presents VTR presentations on the business reports. Further, it holds events such as mini-concerts and plant tours after the Meeting, while introducing its products.

2. IR Activities

	Presentation by Representative	Supplementary explanation
Periodic presentation meeting for individual investors	Will not be made	The Company proactively participates in securities companies' events for individual investors.

Periodic presentation meeting for analysts and institutional investors	Will be made	The Company holds an IR presentation meeting for securities analysts when releasing its quarterly results. It also organizes facilities tours and business presentations for institutional investors whenever deemed appropriate.
Periodic presentation meeting for foreign investors	Will be made	The Company holds presentation meetings with foreign institutional investors twice a year.
Posting of IR materials via the website	Contained	The Company enriches its IR materials and provides information through its website. It is also striving to expand its individual investor base by developing and launching a website for individual investors, etc.
Placing department (or person) in charge of IR	-	Investors Relations Manager, Corporate Planning Division

3. Reinforcing respect for the stakeholders' positions

	Supplementary explanation
The provision of internal rules, etc. concerning respect for stakeholders' positions	As stated in the section on the Fundamental Concept of Corporate Governance, the Company declares, in its Corporate Philosophy, that the Company has "commitments" to each of its stakeholders—"shareholders," "customers," "employees," and "local society"—and positions those commitments as its basic management policy. Further, specific codes of conduct are prescribed in the Compliance Guide.
Environmental protection activities, CSR activities, etc.	The Company has established a CSR Committee to engage principally in social activities such as environmental protection and energy saving. The CRS Committee is now performing its activities diligently. At the end of May 2005, the Company achieved zero emission of wastes in all of its domestic manufacturing plants. The Company also issues CSR reports to introduce its works for environmental protection and other social activities.

IV Fundamental Concept of the Internal Controls System and the Status of Improvement of the System

The Company has been improving its system to ensure the appropriate operation of its businesses (hereinafter referred to as the "Internal Controls System"), in accordance with the Company Law and the Enforcement Regulations of the Company Law, as stated hereunder. It strives to qualitatively enhance the Internal Controls System in order to improve the efficiency of its business operations and the reliability of its accounting and financial information, strictly comply with the laws and regulations, strengthen its ability to secure the assets and control the risks, and pursue optimal corporate governance for the enhancement of the Company's corporate and brand value.

1. Systems to ensure that the Directors and employees comply with applicable laws, regulations, and the Articles of Incorporation in the execution of their duties
   * The Board of Directors specifies in the Rules for the Board material matters to be resolved by the Board and requires the reasonable decision-making process and content of resolutions. The Representative Director(s) and Business Execution Director(s) report to the Board of Directors on the status of the business execution, and the Board supervises the execution of duties of each Director.
   * The Auditors audit the execution of the Board of Directors in accordance with the audit standard and audit plan.
   * The Company is willing to increase the number of independent Outside Directors and independent Outside Auditors, and aims for more objective and transparent management.
   * The Compliance Committee established in the Company institutes the "Codes of Conduct for Compliance," upgrades the relevant regulations and manuals, and strives to improve the penetration of compliance education throughout the group.
   * The Company establishes a framework to ensure compliance with laws, etc. and a system for effective internal checks and balances. In order to develop those systems, the staff division in charge offers guidance and advice to group companies.
   * The Internal Auditing Division formed in the Company promotes further business improvements through internal audits directly or indirectly extended to group companies.
   * The Company aims to raise the awareness and enhance the ethics of all employees of group companies by implementing a fair and transparent personnel system
   * In order to realize effective compliance, an internal whistle-blowing system is adopted.

2. Systems concerning storage, management, etc. of information on the execution of duties by the Directors
   * The Directors store and manage documents and other information related to the execution of their duties properly in compliance with the internal regulations.
   * The Internal Auditing Division conducts periodic audits on the storage and management of information.
   * The Company has established an administration system for material information and implements accurate and prompt information disclosures.

3. Internal regulations and other systems concerning risks of loss
   * Out of the various risks which may occur in connection with the execution of business, the Company lays weight on violations of law, damages to brand, quality issues (including PL problems and customer complaints), environmental issues, export control, the protection of personal information, health and safety, etc., taking into account the probability and importance of each type of risk. To address risk-related issues, the Company has established a company-wide cross-sectional committee headed by a Director, which formulates policies for the risk management of the whole group. Staff divisions entrusted with the implementation of the individual risk management activities implement the activities in accordance with the nature of the risk, upgrade the relevant regulations and manuals, and offer guidance and advice to the whole group.
   * Internal audits are conducted by the Internal Auditing Division to collect risk information and recommend appropriate responses.

4. Systems to ensure the efficient execution of duties by the Directors
   * The Board of Directors enhances the speed of business execution and the efficiency of management by defining the appropriate delegation of authority, the missions of each division and group company, and the command and order system, in addition to the measures to institute and maintain regulations concerning the execution of business, including the Rules for the Board of Directors, the Regulations on authorization, etc., and clarification of the authorities and responsibilities of the Board of Directors and Representative Directors.
   * Concerning material matters which may influence the whole group, including matters to be resolved by the Board of Directors, a complete discussion is carried out at the

Management Meeting, etc. and, if necessary, opportunities to hear the opinions of outside experts are arranged, in order to secure a reasonable and lawful process and reasonable and lawful content of determinations.

* For the purpose of group-wide goal setting and performance evaluation, the Company has established a business management system which enables prompt business judgments and risk controls.

5. Systems to ensure the propriety of business operations in the corporate group consisting of the Company and its subsidiaries
   * The Company upgrades its information infrastructure to ensure better comprehension of the status of operations of each group company and to enable the Company to promptly prepare its consolidated financial statements.
   * The Company has a "Group Management Charter" which defines the group management policies. In accordance with the Charter and the "Regulations for Controlling Group Company," the divisions in charge of controlling subsidiaries are responsible for providing the subsidiaries under their control with appropriate managerial guidance and advice, and the subsidiaries confer and consult with the relevant divisions concerning certain material matters at an early stage, with assistance from the staff divisions.
   * The Company adopts a risk management system covering the whole group and extends compliance education to its group companies.
   * In principle, each of the group companies has established a Board of Directors and Corporate Auditors (Each big company has a Board of Auditors and an Accounting Auditor, instead).
   * Internal audits and external audits are conducted whenever necessary, and the results are fed back to improvements in business.

6. Matters concerning employees to be posted as assistants to the Auditor(s) for the execution of auditor duties.

   As a section dedicated to the assistance of the Corporate Auditors in performing the auditor duties, the Corporate Auditors Office is formed and functions under the direct control of the Board of Auditors. Further, upon request of the Corporate Auditors or the Corporate Auditors Office, other staff divisions also assist the Corporate Auditors in audit affairs.

7. Matters concerning independence from the Directors of employees engaged as assistants to the Corporate Auditors

   The Board of Auditors receives a prior notice from the Director(s) concerning changes in the organization and staff members of the Auditors Office and, if necessary, expresses its opinions on those changes or requests modifications. Some staff employees who are not subject to the commands or orders of the Directors are posted in the Corporate Auditors Office. In addition, any personnel evaluation of those staff employees or any disciplinary action against them requires the approval of the Board of Auditors.

8. Systems for the Directors or employees to report to the Board of Auditors and other systems concerning reports to the Corporate Auditors
   * The Chairman of the Board of Auditors attends the Management Meeting, the Executive Officers' Meeting, and other important meetings, and expresses his opinions when necessary.
   * The Corporate Auditors inspect material documents for final decisions and request explanations or reports from the Directors or employees when necessary.
   * In addition to the matters prescribed by law, the Board of Auditors receives periodic reports on the following matters as determined by the Board of Auditors;
     * Activity reports by the relevant staff division on internal control practices
     * Reports by relevant staff divisions on compliance and the operations of the internal whistle-blowing system and current conditions of whistle-blowing.
     * Reports by the Internal Auditing Division on the results of internal audits

9. Other systems to ensure the effectiveness of auditing by the Corporate Auditors

   The President & Representative Director has periodic opportunities, either personally or through the Internal Auditing Division, to exchange views with the Corporate Auditors on the upgrading and operating status of the Internal Controls System. Through such exchanges, the President & Representative Director promotes the constant improvement of the system. The Company endeavors to ensure that the Corporate Auditors receive the assistance of outside experts, whenever the Corporate Auditors deem it necessary for their auditing.

["Pattern Diagram" for reference: See attached paper at the end.]

V Other Matters

1. Matters concerning the anti-takeover measures

The Company introduced a set of "Measures for Large-Scale Purchases of Company Shares (Anti-Takeover Measures)" (the "Plan") with the approval of shareholders at the 183rd Ordinary General Shareholders' Meeting held on June 26, 2007, in order to secure and enhance corporate value and the common interests of shareholders.

I Basic Policy on the Composition of Persons to Control Decision-Making over the Financial and Business Policies of the Company

The Yamaha Group has developed core businesses anchored in music and sound under the Yamaha brand. The inherent connections between our manufacturing operations, which are focused on musical instruments and related hardware, and our service operations, which include Yamaha music schools and music distribution services, are part of what makes our corporation different from the rest. Our ongoing initiatives to meet the needs of professionals and to popularize music through the operation of music schools and activities such as the hosting of various musical events are key to our flagship musical instrument business. In light of this, Yamaha has moved forward with these activities based on relationships with business partners built on trust in the musical instrument and music business. The integration of these activities and human resources is the very source of the corporate value of the Yamaha Group.

There is a growing tendency in Japan's capital markets for purchasers to force through the purchases of large numbers of shares without obtaining the approval of the managements of the targeted companies. A review of the purposes, etc. of these large purchases reveals that many of the purchases make no contribution to the corporate value of the companies targeted for purchase or to the common interests of the shareholders of those companies. Some of large purchases among them clearly impair the corporate value of the targeted company and common interests of the company's shareholders. The Company believes that persons who make inappropriate large purchase offers or perform similar actions that might harm the corporate value of the Company and oppose the common interests of the Company's shareholders do not meet the standards of integrity required of those who are to be entrusted with control over

decision-making on the financial and business policies of the Company.

II Outline of the Anti-Takeover Measures

1. The Anti-Takeover Measures set forth a procedure to secure and enhance the corporate value of the Company and common interests of the shareholders. In this procedure, the Purchaser or the person offering to purchase the shares is required to provide information with respect to the relevant purchase upon request by the Company, while the Company secures a period to gather information and examine the proposed purchase. During the period, the management of the Company presents a single or alternative plan to the shareholders or conducts negotiations, etc. with the Purchaser or person offering to purchase the shares.

Purchases subject to the Anti-Takeover Measures are as follows.

(i) Concerning shares, etc. issued by the Company, any purchase that increases the holding ratio of shares, etc. of the holder to 20% or greater,

(ii) Concerning shares, etc. issued by the Company, a tender offer that increases the total sum of the ratio of ownership of shares, etc. relating to the tender offer and the ratio of ownership of the shares, etc. of a Special Stakeholder to 20% or greater.

2. When the Company recognizes the risk of a purchase that may impair the corporate value and the common interests of shareholders, such as a purchase not in accordance with the procedures prescribed in the Plan, the Company will grant all of its shareholders Stock Acquisition Rights at the relevant point of time in accordance with the method for the issuance of the Stock Acquisition Rights without compensation, with the exercise condition that the relevant Purchaser will not be allowed to exercise the Stock Acquisition Rights, and with the acquisition provision that the Company will acquire the Stock Acquisition Rights in exchange for the Company shares from persons other than the relevant Purchaser.

3. In order to rule out arbitrary judgments by the Board of Directors on the execution, non-execution, acquisition, etc. of the Stock Acquisition Rights, the Company has resolved to ensure transparency by entrusting the judgment solely to an "Independent Panel" made up of members independent of the Company in accordance with the Independent Panel Rules, and in the meantime by the timely disclosure of information to shareholders.

The Independent Panel makes the above judgment within the prescribed examination period (60

days in principle) based on the Necessary Information submitted in advance by the relevant Purchaser, information provided by the Board of Directors, and an opinion provided by the Board of Directors, and recommends the judgment to the Board of Directors. The Board of Directors will honor the aforesaid recommendation from the Independent Panel to the fullest degree and promptly adopt a resolution with respect to implementation or non-implementation of the issuance of the Stock Acquisition Rights without compensation.

4. If the Stock Acquisition Rights are issued without compensation in accordance with the Plan and the Company shares are granted to shareholders other than the relevant Purchaser through the exercise of the Stock Acquisition Rights or in exchange for the acquisition of the Stock Acquisition Rights by the Company, the relevant Purchaser's share of voting rights of the Company shares may be diluted by up to 50%.

5. The Anti-Takeover Measures approved at the 183rd Ordinary General Shareholders' Meeting held on June 26, 2007 shall remain in effect until the first meeting of the Board of Directors subsequent to the Ordinary General Shareholders' Meeting to be held in 2010. Even before the expiration of the effective period, if a resolution for the repeal of the Plan is adopted at the General Shareholders' Meeting or a resolution for the repeal of the Anti-Takeover Measures is approved at a meeting of the Board of Directors consisting of Directors elected by the General Shareholders' Meeting, the Anti-Takeover Measures shall be repealed at the relevant point of time.

2. Other matters concerning corporate governance system, etc.

Not applicable.

[Reference Material: "Pattern Diagram"]


General Shareholders' Meeting
Appointment/dismissal
Appointment/dismissal
Appointment/dismissal
Companywide Governance Committees
Advice
Reports
Board of Directors
8 persons
(incl. 1 Outside Director)
Auditing
Board of Auditors
4 persons
(incl. 2 Full-time Auditors)
(incl. 2 Outside Auditors)
Reports
Dismissal
Accounting Auditors
Selection
Jugements regarding appropriateness of auditing
Selection/dismissal/supervision
Reports
Management Meeting
Advice
Reports
Representative Directors
1 person
Corporate Auditors Office
Instruction
Companywide Special Promotion Committees
Promotional Headquarters,
Screening Committee
Reports
Internal Auditing Division
Executive Officers
16 persons
Auditing
Individual Business Divisions, Staff Divisions and Group Companies

END